Exhibit 4.20

CONFIDENTIAL TREATMENT REQUESTED

The portions of this document marked by “XXXX” have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange

STATEMENT OF WORK

This Statement of Work (“SOW”), effective from January 01, 2012 (“SOW Effective Date”) and expiring on March 04, 2015 (“SOW Expiration Date”), is being added as Schedule 2 to the Master Services Agreement (the ‘Agreement’) dated March 05, 2008 between IBM Daksh Business Process Services Private Limited, a company incorporated under the Companies Act 1956 (“IBM”) and having its registered office at Birla Tower, 1st Floor, 25, Barakhamba Road, Connaught Place, New Delhi 110001, and MakeMyTrip Private Limited, a company incorporated under the Companies Act, 1956 (“MMTL”) and having its corporate office at 103, Udyog Vihar, Phase I, Gurgaon, 122016 (“Agreement”). This SOW describes the duties and responsibilities of IBM and MMTL related to IBM’s provision of the services as described in this SOW (“Services”).

Capitalized terms used but not defined in this SOW have the same meanings assigned to such terms as in the Agreement unless the context in which such terms are used in this SOW require a different meaning.

The Parties further acknowledge and agree that unless otherwise specified, the terms of the Master Services Agreement shall apply to this SOW in their entirety.

Background:

MMTL & IBM have earlier entered into 8th Amendment Agreement and thus have added “Domestic Holidays and Outbound Tours” as a new LoB (“New LoB”) to the current scope of services of IBM. The New LoB was planned to run on pilot phase from August 1, 2011 till December 31, 2011 on such terms and conditions mentioned in the 8th Amendment. In the light of the pilot phase for the Domestic Holidays and Outbound Tours to be ending on December 31, 2011, the parties hereby agree to the following terms and conditions for the New LOB by signing this SOW to be included as Schedule 2 to the Agreement. The terms and conditions of the 8th Amendment Agreement will be overruled by the terms of this SOW with effect from January 1, 2012.

1.	Definitions

1.1.	Agent — Each Agent is a full time equivalent (“FTE”) working on the MMTL account. An Agent works for 167 hours per month at Chandigarh. This includes the time an Agent is working on a customer account, processing transactions or performing duties, briefings, excluding holidays, breaks and team one-on-ones.

1.2.	Average Handle Time — includes the time an Agent is talking to the customer (“Talk Time”) plus the time an Agent puts the customer on hold (“Hold Time”) plus the time the Agent takes for all call work (“ACW”). (AHT = Talk Time + Hold Time + ACW)

1.3.	Base lining — means data/information collection, analysis, agreeing on targets (Including tolerance limits) and applicable rewards & penalty grid. ‘Base Line Levels’ for this SOW shall be mutually agreed upon in January 2012.

1.4.	Batch — A group of trainees starting and completing pre-process and process training together as a class.

1.5.	IBM Account Executive — Person having responsibility for delivery of the MMTL Contract. Single point of contract for MMTL Project Manager.

1.6.	Go Live — Time when Pre-process and Process training is complete and Agents begin to perform the Services.

1.7.	Key Performance Indices — Key Performance Indices will have the meaning as set forth in Section 6 of this SOW.

1.8.	Ramp Up Period — Ramp Up Period will have the meaning as set forth in Section 9 of this SOW.

1.9.	Steady State — Business as usual with Agents at agreed productivity and quality. This is the period from which the KPls and the respective R&P will apply. For the current batch as on the date of this SOW, the Steady State will start immediately upon determination of Base Line Levels; and for all Ramp Up batches, the Steady State will start immediately after three (3) months from the Go Live date for that specific Ramp up batch.

1.10.	Term means the period between SOW Effective Date and SOW Expiration Date.

2.	Services

2.1.	IBM shall provide contact support personnel from the IBM facility at Chandigarh, India to deliver the following Services on the MMTL account:

2.2.	Line of Business — MMTL’s Domestic Holidays and Outbound Tours — IBM Agents shall be responsible for inbound and outbound calling and responding to emails and chat with MMTL end customers. IBM Agents shall use toll-free numbers and web sites provided by MMTL, for the same.

2.3.	IBM shall operate from its Chandigarh delivery center.

2.4.	Attrition backfill and new hiring shall be done at the Chandigarh delivery location and shall be maintained throughout the Term to deliver atleast 167 login hours per Agent per month. IBM shall maintain a minimum headcount buffer level basis IBM’s historical trend for MMTL program.

2.5.	Hours of operation for the IBM facility at Chandigarh will be sixteen (16) hours a day, seven (7) days a week, between 8 am to midnight on any given day. With appropriate notice and mutual discussions between the Parties, the operational window can be increased to 24x7.

3.	Staffing

3.1.	IBM Responsibilities

IBM shall hire and train Agents and supervisory staff required for managing the scope of work contained in this SOW. IBM shall be responsible for delivering on the agreed KPIs. IBM Agents shall provide English and Hindi language support. However, incase MMTL requires support for other languages, IBM shall provide the same at the same rate of English and Hindi Language barring necessary adjustments only in respect of identified changes in staff cost, productive hours, and the connectivity cost (increase in connectivity cost to be considered only if calls exceed beyond a number as agreed between MMTL and IBM),. IBM shall also be open to providing agents from other locations on mutually agreed to terms and conditions.

3.2.	MMTL Responsibilities

3.2.1.	MMTL will provide and make available to IBM, appropriate MMTL management and technical personnel who will work with IBM and will perform, on a timely basis, the responsibilities assumed by MMTL herein. In addition, MMTL will cooperate with IBM by making available such personnel, management, information, authorizations, approvals and acceptances as required. More specifically, MMTL will:

a)	Deploy subject matter experts (SMEs) from MMTL to provide “train the trainer” (“TTT”) support. This support is applicable only for Ramp Up, but not for attrition back fills.

b)	Provide timely process updates / information required by IBM for delivering the scope of work contained in this SOW. IBM shall maintain and keep track of all updates. Same shall be included in the training running order for new hires/ refreshers up skilling.

c)	Identify a working team within MMTL to engage with IBM teams on an ongoing basis for various aspects related, but not limited to, IT, training, quality, etc.

4.	Recruiting & Hiring

IBM will perform Services relating to recruiting and hiring in connection with IBM Operations. As part of such Services, IBM will:

4.1.	Recruit and hire Agents dedicated solely to MMTL’s business, unless otherwise approved by MMTL.

4.2.	Recruit and hire required staff using candidate profiles mutually developed and agreed to by MMTL and IBM.

4.3.	Provide appropriate supervisory and managerial support.

5.	Training

5.1.	IBM Responsibilities:

IBM will perform training and training support in connection with the MMTL Operations. IBM will customize, maintain and deliver required training for all Agents and other IBM staff as may be required for them to be able to perform their job functions. IBM shall also be responsible for attrition back filling with no extra charge to MMTL.

5.1.1.	Agent Training

a)	IBM new hire classroom training shall include “two days of pre-process training” and Process Training as follows:

Domestic Holidays and Outbound Tours: 5+1 weeks (only working days will be considered) The price point is based on the above training timelines assumption. Any change will be handled through formal Change Control.

b)	Agent training will include classroom, hands-on, and computer-based training.

5.1.2.	Training Materials for TTT

IBM will perform the following services relating to TT training and shall be responsible for updating and maintaining training materials in connection with the Services. As part of such Services, IBM will:

a)	Make IBM trainers available for TTT training to be provided by MMTL training staff at the IBM facility at Chandigarh. In case IBM needs additional training, the travel cost for the same shall be borne by IBM.

b)	Assist in maintaining and updating training materials — IBM will receive from MMTL training staff during TTT sessions existing training templates, course materials and curriculum. Following its receipt of training materials, IBM will undertake responsibility for maintaining and updating training materials and course curriculums as provided by and in coordination with MMTL.

5.1.3.	Training Delivery. IBM will deliver training to the newly hired Agents for the following areas:

a)	Initial Process Training — MMTL process, application and product related training

b)	Ongoing and Recurrent Training — Training provided to Production Agents for up skilling, changes and updates to the product / process, any new product launches, campaigns, etc

c)	IBM training team needs to provide the training pipeline report, update, new process launches with plotter in advance.

d)	Each Agent to be certified after ten (10) weeks of Go live dates per process given below:

•	1st assessment to be done at the end of the second week

•	Non-performers to be put on refresher training based on the 1st assessment results

•	2nd assessment to be done at the end of the sixth week

Non-performers to be put on PIP process with no re-training

•	3rd assessment to be done at the end of the tenth week

•	Non-performers to be moved out of the MMTL process

5.2.	MMTL will accredit each of the IBM trainers who will be involved in the delivery of the training material. This accreditation must take place before the trainer delivers any training to the advisors. IBM will provide reasonable notice to MMTL of any changes in the training team to allow this accreditation to be completed.

5.3.	MMTL’s TTT Responsibilities

5.3.1.	Train the trainer — MMTL will provide dedicated trainer(s) at the IBM facility at Chandigarh for initial training of IBM’s instructors (“TTT”), who will subsequently train IBM employees to be certified as Product Trainers. These certified Product Trainers shall conduct training for subsequent Batches of IBM employees.

5.3.2.	Training Curriculum Tools Development and Maintenance

a)	Initial training — MMTL will develop, implement and maintain any business process specific training curriculum and related materials for new IBM Contact Center Agents that will enable new Agents to process contacts and utilize MMTL desktop Applications while achieving KPls.

b)	Ongoing and Recurrent Training — MMTL will develop, provide training modules to support various skills and knowledge required to effectively provide the Services and to maintain ongoing competency of Agents. Any updates to the training material will be shared by MMTL. However, maintaining of content will be IBM’s responsibility.

5.3.3.	Training Materials — Training materials (existing training templates, course materials and curriculum) and content will be provided by MMTL and will be as per MMTL’s current standards and guidelines and shall be updated as and when required.

6.	Key Performance Indices

This SOW shall have Key Performance Indices (KPls) that MMTL and IBM shall mutually agree to immediately upon the determination of Base Line Levels. KPls shall be categorized as per the chart to be provided in Annexure 2 (Key Performance Indices) hereto. All KPls will be mutually discussed and shall be applicable with effect from January, 2012, based on the Base lining exercise. Metrics will be reviewed quarterly, throughout the Term of this SOW, to accommodate any potential change that may arise from any environmental factors which may have an impact on IBM’s metric delivery capability. Either Party may request for a change in KPls through formal Change Control. Detailed KPI metrics are defined in Annexure 1 hereto

7.	Rewards and Penalties

This will be discussed and agreed between both the Parties, simultaneously with the determination of KPIs and will be provided as Annexure 3 to this SOW. Parties will periodically review and update the KPls through mutual agreement; not all KPls may necessarily have an incentive or penalty. Rewards and Penalities shall be capped to an overall maximum of +/- 7% of the month billing.

8.	Forecasting

8.1.	MMTL shall provide volume forecast every month, for 120 days, of which forecast for 90 days shall be locked and remaining 30 days forecast shall be rolling. Example: By 1st January, MMTL shall give the forecast for February, March & April (locked) and May (indicative).The Variance between locked forecast for 2 (two) consecutive months cannot be greater than 5% (per month) up or down.

8.2.	IBM is advised to ramp up additional 50 Agents each quarter until September, 2012, unless otherwise informed by MMT in the forecast and the business requirements. In case MMTL wants ‘not to ramp up’ or ‘to ramp down’, the forecasting methodology (under section 8) would be used to convey the desired agent count or to convey the business requirement for the calculation the desired agent count.

8.3.	An Agent logs in for 167 hours per month in Chandigarh. The month on month Agents required, taking into account the Service Levels to be achieved, would be estimated considering the call arrival/ transaction patterns and the related Agent occupancy levels along with the productivity assumptions basis Base lining. The above mentioned login hours per month would be factored in to arrive at the number of Agents required for any given month.

REDACTED	CONFIDENTIAL TREATMENT REQUESTED

The portions of this document marked by “XXXX” have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission.

8.4.	IBM shall manage upto 110% of the locked forecast for the month at applicable KPls. In case actual volumes are more than 110%, this period shall be excluded from any penalty on account of missed KPls with an exception of ASAT. The KPls shall not apply beyond 110% of the locked forecast, though IBM shall manage these volumes on a best efforts basis and try to keep them as close as possible to the expected KPls.

9.	Ramp-Up Period

9.1.

Each new Batch will be in a Ramp-Up Period for a period of 90 days post completion of Process Training. The Steady State for that respective new Batch will start from the 91st day post completion of Process Training.

9.2.	During the Ramp up Period, specific KPls will be mutually agreed to between the Parties (example would include Average Handle Time or Turnaround Time, an accuracy metric, etc). No incentives/penalties will be applicable (except for the Ramp Up specific KPIs) during the Ramp up period of each new Batch.

9.3.	The indicative Ramp Up plan to get to 200 billable Agents, depending on the forecasts and the requirements of MMTL, is as follows

Period	Q1 2012 (January ’12)	Q2 2012 (April ’12)	Q3 2012 (July ’12)	Q4 2012 (Sep ’12)
Estimated Ramp-up plan	50	100	150	200

9.4.	This Ramp Up period shall not be applicable for attrition back fill. However, it shall be applicable for each new Ramp wave. The performance of the NHT will not be considered for the process level SLA/KPI metrics for the ramp up batch only. There shall be no impact on performance due to attrition and IBM shall plan accordingly.

9.5.	For the purpose of this Section 9, it is clarified that the above Ramp Up plan is indicative and the actual agent count may vary depending on the business requirements of MMTL, which may include ramping up before September 2012.

10.	Charges

10.1.	Agent Rate: Chandigarh service delivery:

LoB	Price per Agent per month
Domestic Holidays & Outbound Tours	XXXX

10.2.	All prices mentioned above are in INR (Indian Rupees) per Agent per month.

10.3.	Prices mentioned above are first year prices and are applicable till December 31, 2012. Thereafter, prices shall increase by 5% effective January 01 every year, starting from January 01, 2013.

10.4.	The efficiencies and value adds will be reviewed from time to time and will be included in the Reward and Penalty matrices based on mutual agreement between the Parties.

10.5.	Payment Terms shall be governed as per the existing Agreement with MMTL.

10.6.	Any overtime requests from MMTL upto 20 hours per Agent per month with adequate notice shall be charged @ 1.5 x Billing Rate per hour. No additional production rates shall be charged for this duration. Any overtime beyond the same shall be charged at applicable Agent rates and no overtime will be charged for it separately. Any overtime requested (upto 20 hrs.) by MMT due to business requirements shall be fulfilled by IBM

10.7.	All applicable taxes and levies shall apply over and above the above mentioned rates as applicable. However, any Income Tax or any direct tax related liability will be on account of IBM. MMTL will deduct the relevant withholding tax (TDS) from the regular payments for which it will issue a consolidated annual TDS certificate to IBM.

10.8.	Cost of outbound calls will be passed onto MMTL at actuals.

10.9.	The Prices include 2 Levels of Disaster Recovery:

•	Level 1 encompasses issues like IT, transport, emergencies and power;

•	Level 2 covers failures within site such as IT infrastructure and connectivity.

REDACTED	CONFIDENTIAL TREATMENT REQUESTED

The portions of this document marked by “XXXX” have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission.

10.10.	New Hire training is not included in the ongoing price and will be charged at INR XXXX per hour per Agent for the MMTL process / Product Training duration and no price will be charged for Agent rate till the time an Agent starts taking calls / performing transactions (Go Live for that Agent). This New Hire training cost will be paid only for Ramp Ups, but not for attrition back fills.

11.	Reporting

IBM will perform performance reporting and monitoring in connection with the provision of the Services. The reports required to be prepared shall be mutually agreed to between IBM and MMTL. MMTL may change required reporting subject to change control procedures.

12.	IT Infrastructure is as per Annexure 4 hereto.

ACCEPTED AND AGREED TO BY THE FOLLOWING AUTHORISED REPRESENTATIVES OF THE PARTIES:

MakeMyTrip India Private Limited	IBM Daksh Business Process Services Pvt. Ltd.

By:	By:

Name: JASMEET SINGH	Name: VINAYAK B. SASTRI

Title: DELIVERY HEAD	Title: GENERAL MANAGER — CONSOLIDATION, FOP OE

/s/ Jasmeet Singh	/s/ Vinayak B. Sastri

Date: 29/12/11	Date: 29/12/11

Annexure 1

Indicative KPIs

Process	Abandon %	Service Level	Conversion %	QA Scores	Gross Profit Margin	CSAT / ASAT Scores	GPC
Domestic Holidays and Outbound Tours	Yes	Yes	Yes	Yes	Yes	Yes	Yes

Daily Service Level and abandon percentage in the event where the offered volume is within 110% threshold, on the agreed locked forecast, shall not be missed for more than 5 days (any 5 days in a month) in a calendar month, if so:

I.	No reward will be applicable on SL and abandon for the month even if the monthly target is met.

II.	Penalty assigned and equivalent to monthly SL and Abandon will be applicable.

Annexure 2 (to be provided pursuant to Section 6 of this SoW)

KPIs

Annexure 3 (to be provided pursuant to Section 7 of this SoW)

R&P structure

Annexure 4:

IT Architecture:

IT Solution and Assumption:

1.	IBM will install AVAYA Media Gateway (two G-450) in redundant mode at its Chandigarh Service Delivery location.

2.	These AVAYA Media Gateways will be connected and registered with MMT ACD for Outbound dialing.

3.	Inbound dialing will work as running today. MMTL will facilitate the ACD functionality for the inbound requirement at Agent seat. Agents will login into MMT ACD for Inbound calling requirement.

4.	IBM will provide the phone at Agent seat. Same phone will be used for both inbound and outbound calling. Therefore, no separate phone is required for outbound calling at Agent seat.

5.	For Outbound calling, PRIs will terminate locally at Media Gateways installed at the IBM Chandigarh Site.

6.	IBM assumes that Nice recording solution is being used at the MMTL location. IBM will install one Trunk side logger at its Chandigarh location for O/B call recording. This trunk side logger will register with MMTL hosted Nice Server.

7.	Inbound call recording will be taken care of by MMTL at its location.

8.	Rest of the IT solution will remain the same as per the current running processes between IBM and MMTL for the existing LoBs.

9.	MS Office licenses will be provided by MMTL as per the requirement of this process.

10.	All Voice PRI charges (one time installation, monthly rental and outbound toll charges) shall be a pass through cost to MMTL.

11.	MMTL needs to upgrade the existing data link to access the MMTL applications hosted at MMTL data center.

12.	MMTL needs to upgrade the existing MPLS links for voice connectivity to accommodate additional Ram Up.